

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02046756

NO ACT
P.E 5-21-02
1-07275

July 19, 2002

Guy Lawson
McGrath, North, Mullin & Kratz, P.C.
Suite 1400 One Central Park Plaza
222 South Fifteenth Street
Omaha, NE 68102

Act 1934
Section 14A-8
Rule
Public Availability 7/19/2002

Re: ConAgra Foods, Inc.
Incoming letter dated May 21, 2002

Dear Mr. Lawson:

This is in response to your letter dated May 21, 2002 concerning the shareholder proposal submitted to ConAgra by Donald Hudgens and William Scherle. We also have received a letter on behalf of the proponents dated May 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JUL 24 2002
THOMSON FINANCIAL

Enclosures

cc: Donald D. Hudgens
16711 Pine Street
Omaha, NE 68130-1349

William J. Scherle
50488 370th Street
Henderson, IA 51541

CRGIA

McGRATH, NORTH, MULLIN & KRATZ, P.C.
SUITE 1400 ONE CENTRAL PARK PLAZA
222 SOUTH FIFTEENTH STREET
OMAHA, NE 68102
402-341-3070
FAX: 402-341-0216


SEC MAIL PROCESSING
RECEIVED
MAY 22 2002
WASH, D.C.
155
SECTION

May 21, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ConAgra Foods, Inc.; Commission File No. 1-7275
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra Foods, Inc., a Delaware corporation. We are submitting this letter on behalf of ConAgra Foods pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

ConAgra Foods received a shareholder proposal, accompanied by a supporting statement, from Donald Hudgens and William Scherle for inclusion in ConAgra Foods' proxy materials for the 2002 annual shareholders' meeting to be held on September 26, 2002.

Subject to the staff's response, ConAgra Foods intends to exclude the proposal from its proxy materials pursuant to the following:

I. Rule 14a-8(i)(7), because the proposal relates to ConAgra Foods' ordinary business operations;

II. Rule 14a-8(i)(2), because the proposal would cause ConAgra Foods to violate state law;

III. Rule 14a-8(i)(6), because ConAgra Foods would lack the power to implement the proposal; and

IV. Rule 14a-8(i)(3), because the proposal is vague, indefinite and misleading and contrary to Rule 14a-9.

ConAgra Foods respectfully requests confirmation that the staff will not recommend any enforcement action against ConAgra Foods for excluding the proposal from its proxy materials pursuant to these rules.

We are enclosing six copies of this letter and the proposal, together with the supporting statement, as submitted by the proponent. We are also forwarding a copy of this letter to the proponent as notice of ConAgra Foods' intention to exclude the proposal from the proxy materials. To the extent that any reasons for exclusion stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

THE PROPOSAL

The proposal states:

> "With that in mind, the following recommendations are submitted for a vote by all stockholders requesting the Board of Directors modify current and all future stock option plans for all titled officers and corporate directors as follows:
>
> The exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Food Index by one percent from the date they are granted to the date they vest or they will not vest.
>
> Vesting of any stock options cannot occur any sooner than one year after granting under any plan. Exercisability of options cannot be accelerated under any circumstance.
>
> The right to exercise options under any plan will expire six years from the original grant date.
>
> Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reach mandatory retirement age or they will be lost to that employee or director.
>
> Any shares which do not vest will not be returned to the pool of shares to be granted at some later date.
>
> Additionally, the company must charge the value of the options against earnings on the grant date."

DISCUSSION

I. The proposal may be excluded under Rule 14a-8(i)(7) because it relates to ConAgra Foods' ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations. As discussed more fully below, proposals that address a company's (a) general compensation matters, (b) choice of accounting methods, or (c) financial reporting and accounting policies not required by GAAP or applicable disclosure standards are within a company's ordinary business operations.

A. The proposal addresses ConAgra Foods' general compensation matters.

The staff has stated that proposals affecting the chief executive officers, other senior executive and director compensation raise social policy issues and do not relate to a company's ordinary business. *Xerox Corporation (March 25, 1993).* Proposals not clearly limited to senior executives address a company's general compensation matters. Such proposals are within the ordinary business operations exclusion of Rule 14a-8(i)(7). See, *Cadence Design Systems, Inc. (March 20, 2002) (proposal requested shareholder vote on equity compensation plans designed for the benefit of employees generally); Nortel Networks Corporation (February 28, 2002) (proposal sought to modify employee stock option program); The Boeing Company (February 6, 2002) (proposal sought to replace existing performance bonus programs with an expanded version applicable to all employees and corporate officers);* and *E.I. du Pont de Nemours and Company (March 15, 2001) (proposal limited bonus payments to employees).*

In *Minnesota Mining and Manufacturing Company (March 4, 1999)*, the staff agreed that there was a basis to exclude a proposal for relating to the company's general compensation matters. The proposal in *Minnesota Mining* sought to limit the compensation of the chief executive officer and the top 40 executives. See also, *Lucent Technologies Inc. (November 6, 2001) (proposal seeking to decrease the salaries, remuneration and expenses of all officers and directors of the company related to the company's general compensation matters)* and *The Student Loan Corporation (March 18, 1999) (proposal on compensating senior management and directors related to general compensation matters of the company).*

As with the proposals in *Minnesota Mining, Lucent Technologies* and *The Student Loan Corporation*, the proposal is flawed because it targets far broader compensation policy practices than senior executive compensation. Although the proposal purports to apply to "titled officers and directors," the vesting proposal requires "employees" to remain in employment for options to vest. Further, the proposal refers to "titled officers (those whose appointment requires approval of the board of directors)" and does not distinguish between senior executive officers and the employees of ConAgra Foods bearing officer titles whose appointments are approved by the board. ConAgra Foods is a large company with over $27 billion in revenue, over 85,000 employees, four business segments and multiple subsidiaries within each segment. The directors of ConAgra Foods (the board of directors, or the human resources committee of the board through authority granted by the board) has approved the appointment of over 360 titled officers for the company and its subsidiaries.

The proposal is not limited to chief executive, senior executive or director compensation. Accordingly, the proposal relates to ConAgra Foods' ordinary business operations and is excludable under Rule 14a-8(i)(7).

B. The proposal addresses ConAgra Foods' choice of accounting methods.

Proposals addressing a company's choice of accounting methods relate to a company's ordinary business operations. See, *General Electric Company (January 17, 2001)(proposal requested the company to stop using company pension trust funds to increase executive compensation and stock options)* and *The Boeing Company (March 6, 2000)(proposal requested disclosure of the use of employee pension fund trust assets and surpluses in earnings statements).*

The proposals in *Intel Corp. (February 27, 2001), BellSouth Corp. (January 22, 2001)* and *AT&T Corp. (January 8, 2001)* requested each company to record the annual cost of stock options on their income statements and separate the equity portion of their balance sheets. The proposals concerned choice of accounting methods and were excludable because they related to ordinary business operations. See also, *General Electric Company (January 25, 1997) (a proposal requiring the company to adopt the fair value method of accounting for stock-based compensation plans as provided by SFAS 123 was directed at the conduct of the company's ordinary business operations)* and *AT&T Corporation (January 5, 2001) (proposal recommending the company change the treatment of stock options by expensing the value of stock options at the time of the grant related to the company's ordinary business operations).*

The proposal would require ConAgra Foods to "charge the value of the options against earnings on the grant date." As with the proposals mentioned in the no-action letters above, the proposal would require ConAgra Foods to adopt a change of accounting principles so that stock options would be accounted for as provided under the "fair value" method described in Statement of Financial Accounting Standards No. 123 ("SFAS 123").

SFAS 123 permits a company to account for stock-based compensation plans under either the fair value method or the "intrinsic value" method, which is provided for under APB Opinion No. 25. The fair value method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The intrinsic value method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. ConAgra Foods, along with almost all publicly traded companies, uses the intrinsic value method of accounting for stock-based compensation plans. The unilateral expensing of options, while the rest of public company America does not so expense, would put ConAgra Foods at an earnings comparison competitive disadvantage.

The exercise price of each stock option granted by ConAgra Foods is set no less than the market price of the underlying stock on the grant date. As a result, there is no recorded expense related to stock options. However, in accordance with SFAS 123, ConAgra Foods provides pro forma footnote disclosures of net income and earnings per share as if the fair value method had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the notes to ConAgra Foods' consolidated financial statements.

The proposal seeks to change ConAgra Foods' method of accounting for stock-based compensation plans from the intrinsic value method to the fair value method. Accordingly, the proposal relates to ConAgra Foods' ordinary business operations and is excludable under Rule 14a-8(i)(7).

C. The proposal addresses financial reporting and accounting policies not required by GAAP or applicable disclosure standards.

Proposals involving financial reporting and accounting policies that are not required by GAAP or applicable disclosure standards may be excluded because such proposals relate to a company's ordinary business operations. See, *American Stores Company (April 7, 1992) (proposal provided for the company's annual report to shareholders to disclose earnings, profits and losses for each subsidiary and major retail operation); Pacific Gas and Electric Company (December 13,*

1989) (proposal to include average tax payment information per residential bill in the company's annual report to shareholders, as well as per share tax and interest payment information in the company's quarterly reports); and *Minnesota Mining and Manufacturing Company (March 23, 1988) (proposal related to the inclusion of an alternate gold standard summary in the company's annual report to shareholders).*

The proposal seeks to change ConAgra Foods' method of accounting for stock-based compensation plans from the intrinsic value method to the fair value method. As noted above, SFAS 123 permits a company to account for stock-based compensation plans under either method. The fair value method is not required by GAAP or applicable disclosure standards. Information concerning the effect of expensing options is already contained in the ConAgra Foods financial footnotes. Accordingly, the proposal relates to ConAgra Foods' ordinary business operations and is excludable under Rule 14a-8(i)(7).

II. The proposal may be excluded under Rule 14a-8(i)(2) because it would cause ConAgra Foods to violate state law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that would, if implemented, cause a company to violate any state, federal, or foreign law to which it is subject. In *Sensar Corporation (May 14, 2001), Safety 1st, Inc. (February 2, 1998)* and *Pacific Telesis Group (January 23, 1997)* the staff acknowledged that a company may exclude a proposal that would cause the company to breach outstanding stock option agreements on the grounds that such proposals would cause the company to violate state law.

The proposal requests ConAgra Foods to "modify current" stock option plans and therefore covers outstanding stock options. Implementation of the proposal would require ConAgra Foods to modify the terms of the options unilaterally. Because the outstanding stock options, which are subject to Delaware law, do not provide for unilateral modification by ConAgra Foods, such modification would be a breach of the outstanding stock options, which would be subject to remedy under Delaware law. Consequently, the proposal, if implemented, would cause ConAgra Foods to violate Delaware law. Therefore, ConAgra Foods believes that the proposal, to the extent that it relates to the outstanding options, may be excluded under Rule 14a-8(i)(2).

III. The proposal may be excluded under Rule 14a-8(i)(6) because ConAgra Foods would lack the power to implement the proposal.

Rule 14a-8(i)(6) permits the exclusion of shareholder proposals if a company would lack the power or authority to implement the proposal. Proposals that would require a company to breach its existing contractual obligations are excludable because a company would lack the power or authority to implement such a proposal. See, *Sensar Corporation (May 14, 2001)* and *Safety 1st, Inc. (February 2, 1998).*

The proposal requests ConAgra Foods' board to "modify current" stock option plans to make the numerous changes provided for by the proposal. The proposal does not limit the request to future issuances of stock options.

ConAgra Foods has granted stock options pursuant to its current stock option plans. The terms of the outstanding stock options are covered by the current stock option plans and provided in individual stock option agreements.

Implementation of the proposal would require the board to approve amendments to current stock option plans that would affect employee rights with respect to previously granted stock options. Implementation of the proposal would require ConAgra Foods to unilaterally modify price and exercise terms of previously granted stock options. Such implementation of the proposal would cause ConAgra Foods to breach existing contractual obligations provided by the stock plan and the stock options.

The fact that the proposal requests, rather than mandates, board action does not alter this analysis. If ConAgra Foods' shareholders adopt the proposal, ConAgra Foods would presumably be expected to modify current stock plans and outstanding stock options. Rule 14a-8(i)(6) permits exclusion of precatory proposals that may cause a company to breach an existing agreement. See, *Liz Claiborne, Inc. (March 18, 2002)* and *Duke Energy Corporation (January 16, 2002) (proposals requested boards to seek approval of present and future executive officer severance agreements).*

The proposal, if implemented, would cause ConAgra Foods to breach existing contractual obligations. Accordingly, the proposal is excludable because ConAgra Foods lacks the power to implement the proposal under Rule 14a-8(i)(6).

IV. The proposal may be excluded under Rule 14a-8(i)(3) because it is vague, indefinite and misleading and contrary to Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy materials. Proposals and supporting statements that are vague and indefinite come within this exclusion. See, *Occidental Petroleum Corp. (March 8, 2002); Puget Energy, Inc. (March 7, 2002); PG&E Corporation (March 1, 2002);* and *The Coca-Cola Co. (January 30, 2002).*

A proposal may be vague, indefinite and misleading if a company and its shareholders might interpret the proposal differently, such that any action(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal. *Occidental Petroleum Corp. (February 11, 1991).* Vague and indefinite proposals permit neither the shareholders voting on the proposals nor the companies in implementing the proposals, to be able to determine with any reasonable certainty exactly what actions or measures the proposals require. See, *Philadelphia Electric Company (July 30, 1992); E.I. du Pont de Nemours and Company (February 13, 1992);* and *Archer Daniels Midland Company (June 21, 1991).* See also, *International Business Machines (January 7, 1992) (staff concurred proposal was vague and indefinite and noted the absence of any specificity as to what constitutes an "entity doing business with" an anti-American company)* and *Trammel Crow Real Estate Investors (March 11, 1991) (staff concurred proposal was vague and indefinite and noted that the meaning and application of terms and conditions (such as, "economic" and "conflict") in the proposal would have to be made without guidance from the proposal and would be subject to different interpretations).*

The proposal requires that the exercise price of ConAgra Foods stock options "exceed the rate of growth of the S&P Food Index by one percent from the date they are granted to the date they vest...". The statement is meaningless since the S&P Food Index is nonexistent. Standard & Poor's eliminated the S&P Food Index on January 1, 2002. Neither ConAgra Foods, in implementing the proposal, nor shareholders voting on the proposal would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

ConAgra Foods respectfully submits that the proposal is excludable under Rules 14a-8(i)(3) and 14a-9 due to the vague, indefinite and misleading nature of the proposal.

CONCLUSION

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra Foods excludes the proposal from the proxy materials for its 2002 annual shareholders' meeting in reliance on Rules 14a-8(i)(7), 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(3) and 14a-9.

ConAgra Foods presently anticipates mailing its proxy materials for the 2002 annual shareholders' meeting on or about August 23, 2002 and to submit final materials for printing on or about August 9, 2002. We would appreciate a response from the staff in time for ConAgra Foods to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra Foods' position, we would appreciate the opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,



Guy Lawson

Enclosures

cc: Donald Hudgens
William Scherle
James P. O'Donnell, Executive Vice President, Chief Financial Officer and Corporate Secretary, ConAgra Foods, Inc.
David L. Hefflinger, McGrath, North, Mullin & Kratz, P.C.

Attachment – Proponents' Proposal and Supporting Statement

STOCK OPTIONS

Inasmuch as stockholders invest in public corporations anticipating financial rewards through payment of dividends and/or increase in stock price, it is reasonable that management exert every legal effort to enhance value and receive compensation through stock options and bonuses in such a manner as to provide stockholders and the public with assurances that programs are fair and equitable to the interests of both.

With that in mind, the following recommendations are submitted for a vote by all stockholders requesting the Board of Directors modify current and all future stock option plans for all titled officers and corporate directors as follows:

The exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Food Index by one percent from the date they are granted to the date they vest or they will not vest.

Vesting of any stock options cannot occur any sooner than one year after granting under any plan. Exercisability of options cannot be accelerated under any circumstance.

The right to exercise options under any plan will expire six years from the original grant date.

Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reach mandatory retirement age or they will be lost to that employee or director.

Any shares which do not vest will not be returned to the pool of shares to be granted at some later date.

Additionally, the company must charge the value of the options against earnings on the grant date.

Attachment – Proponents' Proposal and Supporting Statement

SUPPORTING STATEMENT

Because our company is extremely generous in granting stock options to titled officers (those whose appointment requires approval of the board of directors), we believe their performance must be measured against an external standard. This would couple rewarding of those employees with individual investors.

We believe individuals purchasing ConAgra Foods stock on the same date options are granted expect it to grow at a rate exceeding its peer group. If it does not exceed that growth rate, those who have options given them should not profit from a lesser gain.

We believe vesting of options after one year and exercising within six years is sufficient time to prove the value of the grant. Additionally, we believe one opportunity for options on any given shares is enough.

Furthermore, options have a cost. Therefore, that cost should rightfully be charged against earnings for the year in which they are granted.

We believe these modifications would provide incentive for our company's management team to be the best company in their peer group and our Directors to better discharge their fiduciary responsibility to the stockholders.

We have no intention for the leadership of our company to become fixated on the market price of ConAgra Foods, Inc. stock. We believe exceptional leadership and honesty in conduction of our company affairs will be recognized by the market and will lead to that end.

Please vote FOR this proposal.

May 28, 2002

RECEIVED
2002 JUN -6 PM 5:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N. W.
Washington, DC 20549

**RE: ConAgra Foods, Inc.; Commission File No. 1-7275
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)**

Ladies and Gentlemen:

My name is Donald D. Hudgens and I, along with fellow stockholder William J. Scherle, are the proponents of the above mentioned Shareholder Proposal. A copy for your examination is enclosed.

As pointed out by ConAgra Foods, Inc. counsel the proposal states:

"... the following recommendations are submitted for a vote by all stockholders requesting the Board of Directors modify current and all future stock option plans for all titled officers and corporate directors ..."

Our intention is that the stockholders have the opportunity to express to the Board of Directors that the Board of Directors consider modifying stock option plans. It is a request not a requirement. It certainly is not our intention for our company to violate any state or federal statutes; this would be foolish on our part as it would likely be detrimental to our company as well as current stockholders interests.

Neither Mr. Scherle or myself are attorneys; however, Mr. Scherle served in the Iowa Legislature as well as in the United States House of Representatives and has some experience with the law. We wish to discuss the points made by ConAgra Foods, Inc. counsel. We first would like to point out that Security and Exchange Commission regulations limit shareholder proposals to five hundred words, therefore, every nuance cannot be explained in minute detail and the proposal is intended to be a guideline for action by the Board of Directors.

ConAgra Foods' counsel point I. A.

Counsel states "*the proposal addresses ConAgra Foods' general compensation matters*" and that "*it targets far broader*

compensation policy practices than senior executive compensation."

We believe stock options are not a form of general compensation but for "... *attracting, retaining and motivating employees and in enhancing of the long-term mutuality of interest between ConAgra stockholders and its officers and directors."* as stated in ConAgra, Inc. proxy statement for the September 28, 2000 annual stockholders' meeting. It is a bonus above and beyond salary and other forms of compensation. We believe an employee who does not remain in employment until options vest should not be entitled to them as it violates the basic reason for them.

Our supporting statement refers to "*titled officers (those whose appointment requires approval of the board of directors)"* means that; not employees hired through authority granted by the board to some other body as purported by counsel.

ConAgra Foods' counsel point I. B.

Counsel states "*the proposal addresses ConAgra Foods' choice of accounting methods."*

There certainly is a cost to someone somewhere for options. Anyone can buy call options on the open market... for a price. None other than Warren Buffett has stated that options are a form of compensation and should be charged against earnings. Sanford Weill, CEO of Citigroup, comes perilously close to admitting the same in the April 16, 2001 issue of Fortune magazine (page 114). As to counsel's argument that expensing of options would place ConAgra Foods at a competitive disadvantage, we believe such reporting would be a breath of fresh air in corporate accounting practices.

ConAgra Foods' counsel point I. C.

Counsel states "*the proposal addresses financial reporting and accounting policies not required by GAAP or applicable disclosure standards."*

Please refer to response to ConAgra Foods' counsel point I. B.

ConAgra Foods' counsel point II.

Counsel states "*the proposal may be excluded under Rule 14a-8(i)(2) because it would cause ConAgra Foods to violate state law.*"

As mentioned previously, the proposal is a request not a requirement. We certainly do not have any intention for ConAgra Foods, Inc. to violate any existing state laws; however, we believe implementation of the proposal from approval forward would not be in violation of any state laws.

ConAgra Foods' counsel point III.

Counsel states "*the proposal may be excluded under Rule 14a-8(i)(6) because ConAgra Foods would lack the power to implement the proposal.*"

We believe companies have it within their power to modify agreements going forward. It is our understanding that laws cannot be enforced retroactively nor can, we believe, a contractual agreement be modified retroactively. It can be modified for future applications.

ConAgra Foods' counsel point IV.

Counsel states " *the proposal may be excluded under Rule 14a8(i)(3) because it is vague, indefinite and misleading and contrary to Rule 14a-9.*"

ConAgra Foods, Inc. counsel states the S&P Food Index is nonexistent, therefor, ConAgra Foods, Inc. would be unable to implement the proposal. Earlier this Spring Mr. Scherle and I met with Mr. James P. O'Donnell and Mr. Owen C. Johnson. At that meeting Mr. O'Donnell and Mr. Johnson understood the benchmark in the proposal is the ^GSPFOOD Index which is composed of ConAgra Foods, Inc., H. J. Heinz Company, Kellogg Company, Unilever N.V. (ADR), Campbell Soup Company, Hershey Foods Company, Sara Lee Corp., William Wrigley Jr. Company and General Mills, Inc. and can be found quoted daily at the Yahoo website and perhaps elsewhere.

We realize it is not within the scope of the Securities and Exchange Commission to rule on the merits of any stockholder proposal but only on the proposals compliance with regulations. We firmly believe since our proposal is in the form of a

non-binding request it should be included for a vote of all stockholders.

ConAgra Foods, Inc. management appears determined this proposal not be submitted to the stockholders for a vote. Perhaps the cases and rulings cited by their counsel's request for exclusion of the proposal would require your final judgment be in management's favor. We have cited no cases which would support our disagreement with ConAgra Foods' counsel since we are not attorneys but we are simply asking you give consideration to the stockholders of this public corporation and rule that the proposal be offered for a vote so the stockholders may have an opportunity to express their wishes to the Board of Directors.

If you want to contact either of us for any reason concerning this matter, our addresses and phone numbers are listed below.

We are looking forward to your decision in this matter and thank you for your consideration.

Sincerely,



Donald D. Hudgens
16711 Pine Street
Omaha, Nebraska 68130-1349
(402) 330-0837

William J. Scherle
50488 370th Street
Henderson, Iowa 51541
(712) 825-3141

cc: Mr. James P. O'Donnell, Executive Vice President, Chief Financial Officer and Corporate Secretary, ConAgra Foods, Inc.
Mr. Owen C. Johnson, Executive Vice President Human Resources and Administration, ConAgra Foods, Inc.

Stock Options

Inasmuch as stockholders invest in public corporations anticipating financial rewards through payment of dividends and/or increase in stock price, it is reasonable that management exert every legal effort to enhance value and receive compensation through stock options and bonuses in such a manner as to provide stockholders and the public with assurances that programs are fair and equitable to the interests of both.

With that in mind, the following recommendations are submitted for a vote by all stockholders requesting the Board of Directors modify current and all future stock option plans for all titled officers and corporate directors as follows:

The exercise price of ConAgra Foods stock options, under any stock option plan, must exceed the rate of growth of the S&P Food Index by one percent from the date they are granted to the date they vest or they will not vest.

Vesting of any stock options cannot occur any sooner than one year after granting under any plan. Exercisability of options cannot be accelerated under any circumstance.

The right to exercise options under any plan will expire six years from the original grant date.

Employees must remain in the employment of ConAgra Foods and directors must continue in that capacity until options vest or until that employee or director reach mandatory retirement age or they will be lost to that employee or director.

Any shares which do not vest will not be returned to the pool of shares to be granted at some later date.

Additionally, the company must charge the value of the options against earnings on the grant date.

Supporting Statement

Because our company is extremely generous in granting stock options to titled officers (those whose appointment requires approval of the board of directors), we believe their performance must be measured against an external standard. This would couple rewarding of those employees with individual investors.

We believe individuals purchasing ConAgra Foods stock on the same date options are granted expect it to grow at a rate exceeding its peer group. If it does not exceed that growth rate, those who have options given them should not profit from a lesser gain.

We believe vesting of options after one year and exercising within six years is sufficient time to prove the value of the grant. Additionally, we believe one opportunity for options on any given shares is enough.

Furthermore, options have a cost. Therefore, that cost should rightfully be charged against earnings for the year in which they are granted.

We believe these modifications would provide incentive for our company's management team to be the best company in their peer group and our Directors to better discharge their fiduciary responsibility to the stockholders.

We have no intention for the leadership of our company to become fixated on the market price of ConAgra Foods, Inc. stock. We believe exceptional leadership and honesty in conduction of our company affairs will be recognized by the market and will lead to that end.

Please vote **FOR** this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConAgra Foods, Inc.
Incoming letter dated May 21, 2002

The proposal requests that the board of directors modify all of ConAgra's current and future stock option plans and that ConAgra "charge the value of the options against earnings on the grant date."

There appears to be some basis for your view that ConAgra may exclude the proposal under rule 14a-8(i)(7). We note in particular that a portion of the proposal relates to ordinary business operations (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if ConAgra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConAgra relies.

Sincerely,



Keir Devon Gumbs
Special Counsel